EXHIBIT 99.08

New appointment of accounting officer

Date of events: 2016/05/10

Contents:

1.	Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO, CSO, etc.),financial officer, accounting officer, research and development officer, or internal audit officer): Accounting officer

2.	Date of occurrence of the change: 2016/05/10

3.	Name, title, and resume of the replaced person: None

4.	Name, title, and resume of the replacement: Tse-Shen Tsai, Assistant Vice President of the Accounting Department, Chunghwa Telecom Co., Ltd., former Assistant Vice President of the Finance Department, Master’s degree in Finance from Taiwan University

5.	Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ): new replacement

6.	Reason for the change: position adjustment

7.	Effective date: 2016/05/10

8.	Any other matters that need to be specified: None